UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No      X

BBVA 3Q24 Earnings October 31, 2024

3Q24 Earnings 2 Disclaimer This document is only provided for information purposes and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter.The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer. This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets). Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance. The information contained in this document reflects our current expectations and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market movements, exchange rates, inflation and interest rates; (2) regulatory and oversight factors, political and governmental guidelines, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; and (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions. The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-looking statements. Recipients of this document are cautioned not to place undue reliance on such forward-looking statements. Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings. BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law. This document may contain summarised information or information that has not been audited, and its recipients are invitedtoconsult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

3Q24 Earnings 3 BBVA reports another very strong quarter NET ATTRIBUTABLE PROFIT (CURRENT €M) +26% -6.0% 3Q23 2Q24 3Q24 EPS (€)1 0.33 0.47 0.44 (1) EPS calculated according to IAS33. TBV + DIVIDENDS (€ / SHARE2) +16% +2.6% 9.23 9.47 8.13 3 0.683 0.39 8.84 8.79 Sep-23 Jun-24 Sep-24 TBV / share Dividends / share (2) Total number of shares considered: 5,752m as of September ‘24 and June ‘24 and 5,835m as of September ‘23. (3) Gross dividend per share paid in April 2024 of 0.39 € and in October 2024 of 0.29 €. 3Q24 Earnings 4

3Q24 Earnings 4 Solid capital position and record profitability metrics CET1 RATIO (%) +9bps 12.84% 12.75% Target Range 11.5%-12.0% SREP Requirement 9.13% Jun-24 Sep-24 PROFITABILITY METRICS (%) 20.1 ROTE SPANISH 14.5 PEERS (1) EUROPEAN PEERS (2) 19.2 ROE 9M23 2023 9M24 (1) Spanish Peer Group: BKT, CABK, SAB, SAN and UNI. (2) European Peer Group: BARC, BNPP, CABK, CASA, DB, HSBC, ING, ISP, LBG, NDA, SAN, SG, UCG. Peers data as of 6M24. BBVA data as of 9M24.

3Q24 Earnings 5

3Q24 key messages

1	**NET INTEREST INCOME** DRIVEN BY ACTIVITY	NET INTEREST INCOME: +3.5% CONSTANT vs. 3Q23; +0.0% CONSTANT vs. 2Q24 (↳ +3.7% EX-ARGENTINA). TOTAL LOAN GROWTH[1]: +11.0% CONSTANT vs. SEP 2023
2	**OUTSTANDING FEE INCOME** EVOLUTION	NET FEES AND COMMISSIONS: +28% CONSTANT vs. 3Q23; +8.1% CONSTANT vs. 2Q24
3	**LEADING AND IMPROVING** EFFICIENCY WITH POSITIVE JAWS	EFFICIENCY RATIO: 38.9% 9M24; -429 BPS. vs. 9M23 CONSTANT
4	ASSET QUALITY **STABLE** AND **WITHIN EXPECTATIONS**	COST OF RISK: 1.42% 9M24
5	**SOUND CAPITAL** POSITION ABOVE OUR TARGET	CET1 RATIO: 12.84% vs. 11.5%-12% TARGET RANGE
6	**ADVANCING** IN THE EXECUTION OF OUR STRATEGY	NEW CUSTOMERS: 8.5 MILLION IN 9M24. SUSTAINABLE BUSINESS: €71 BILLION IN 9M24

(1) Performing loans under management excluding repos.

3Q24 Earnings 6 3Q24 Profit & Loss BBVA GROUP (€M) Change Change 3Q24/3Q23 3Q24/2Q24% % BBVA Group (€M) 3Q24 const. % const. % Net Interest Income 5,868 4 -9 0 -9 Net Fees and Commissions 1,912 28 13 8 -2 Net Trading Income 1,044 97 59 3 -6 Other Income & Expenses -107 -95 -87 -85 -67 Gross Income 8,716 28 10 5 -6 Operating Expenses -3,330 13 1 5 -4 Operating Income 5,386 40 16 6 -6 Impairment on Financial Assets -1,440 28 19 7 -3 Provisions and Other Gains and Losses -79 6 0 n.s. n.s. Income Before Tax 3,867 46 15 2 -11 Income Tax -1,135 15 -7 -6 -17 Non-controlling Interest -105 n.s. 88 -3 -32 Net Attributable Profit (reported) 2,627 57 26 7 -6

3Q24 Earnings 7 9M24 Profit & Loss BBVA GROUP (€M) Change 9M24/9M23% 9M24 const. % Net Interest Income 18,861 14 6 Net Fees and Commissions 5,754 32 25 Net Trading Income 2,930 146 105 Other Income & Expenses -1,383 -28 -22 Gross Income 26,161 29 18 Operating Expenses -10,189 17 10 Operating Income 15,972 39 24 Impairment on Financial Assets -4,279 37 34 Provisions and Other Gains and Losses -46 -68 -73 Income Before Tax 11,647 42 23 Income Tax -3,659 30 14 Non-controlling Interest -366 n.s. n.s. Net Attributable Profit (reported) 7,622 44 28

3Q24 Earnings 8

Excellent revenue growth following a remarkable trend

NET INTEREST INCOME
(CONSTANT €M)


+3.5%
+0.0%
6,094
6,066
6,242
6,308
6,311
3Q23
4Q23
1Q24
2Q24
3Q24

NII growth driven by activity and customer spreads across the board, except for Argentina (growth ex-Argentina: +3.9% YoY and +3.7% QoQ)

NET FEES AND COMMISSIONS
(CONSTANT €M)


+28%
+8.1%
1,604
1,761
1,815
1,893
2,046
3Q23
4Q23
1Q24
2Q24
3Q24

Outstanding fee income evolution levered on payments and asset management businesses

NET TRADING INCOME
(CONSTANT €M)


+97%
+3.2%
570
838
719
1,088
1,123
3Q23
4Q23
1Q24
2Q24
3Q24

NTI driven by Global Markets and FX hedges

GROSS INCOME
(CONSTANT €M)


+28%
+5.4%
7,337
8,387
7,788
8,946
9,428
3Q23
4Q23
1Q24
2Q24
3Q24

Strong gross income growth levered on positive core revenues and lower hyperinflation impacts

3Q24 Earnings 9

Activity growth in Spain and Mexico provide resiliency for the future


SPAIN
LOANS
TOTAL GROWTH
(YOY, CURRENT €)
-1.8%
+1.5%
SEP-23
SEP-24
KEY SEGMENTS
(YOY SEP-24, CURRENT €)
+4.6%
+5.1%
Consumer + Credit Cards
Mid-sized companies
CUSTOMER FUNDS
TOTAL GROWTH
(YOY, CURRENT €)
+2.6%
+6.3%
SEP-23
SEP-24
OFF BALANCE SHEET
(YOY SEP-24, CURRENT €)
+13.7%
Off-BS Funds


MEXICO
LOANS
TOTAL GROWTH
(YOY, CONSTANT €)
+11.2%
+12.3%
SEP-23
SEP-24
KEY SEGMENTS
(YOY SEP-24, CONSTANT €)
+15.8%
+18.6%
Consumer + Credit Cards
SMEs
CUSTOMER FUNDS
TOTAL GROWTH
(YOY, CONSTANT €)
+11.7%
+15.4%
SEP-23
SEP-24
OFF BALANCE SHEET
(YOY SEP-24, CONSTANT €)
+25.4%
Off-BS Funds

Note: Performing loans and Cust.Funds under management, excluding repos, according to local GAAP.

3Q24 Earnings 10 Continuous core revenue growth supported by activity acceleration NET INTEREST INCOME (CURRENT €M) +7.3% SPAIN NET INTEREST INCOME (CONSTANT €M) +8.3% MEXICO +6.2% 3Q23 2Q24 3Q24 NET FEES AND COMMISSIONS (CURRENT €M) +11% -2.1% 3Q23 2Q24 3Q24 NET FEES AND COMMISSIONS (CONSTANT €M) +6.6% +4.0% 3Q23 2Q24 3Q24

3Q24 Earnings 11 Cost control leading to widened jaws and further improving industry-leading efficiency POSITIVE JAWS (9M24 YOY, CONSTANT €) FOOTPRINT INFLATION1 29 21.1% + .4% 12M AVERAGE +16.6% Gross Operating Income Expenses (1) Weighted by operating expenses and excluding Venezuela. EFFICIENCY RATIO (COST-TO-INCOME, % CONSTANT €) -429bps 38.9 9M23 9M24

3Q24 Earnings 12 Asset quality metrics remain stable and within expectations FINANCIAL ASSETS IMPAIRMENTS NPL (CONSTANT €M) (CURRENT €BN) 3Q23 4Q23 1Q24 2Q24 3Q24 Sep-23 Dec-23 Mar-24 Jun-24 Sep-24 COST OF RISK NPL & COVERAGE RATIOS (%, YTD) (%) COVERAGE NPL 9M23 12M23 3M24 6M24 9M24 Sep-23 Dec-23 Mar-24 Jun-24 Sep-24

3Q24 Earnings 13 Sound capital position above our target CET1 RATIO (%, BPS) +9bps +69 bps -37 bps -48 bps +25 bps 12.84% 12.75% Target Range 11.5%-12.0% SREP Requirement 9.13% Results Dividend RWAs Others1 Sep -24 Jun -24 accrual & AT1 (constant €) coupons OCTOBER INTERIM DIVIDEND €1,671 M ; €29 cts / sh2, ; +81% vs oct’23 (1) Includes, among others, FX and mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results. (2) Gross dividend per share paid on october 10th.

3Q24 Earnings 14 Excellent customer acquisition driven by digital NEW CUSTOMERS1 (BBVA GROUP, MILLION; % ACQUISITION THROUGH DIGITAL CHANNELS) DIGITAL 67% TOTAL DIGITAL 20% 9M19 9M20 9M21 9M22 9M23 9M24 ACTIVE CLIENTS2 55.3 M 76.9 M (1) Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC for comparison purposes. (2) Active clients as of end of 2019 and September 2024.

3Q24 Earnings 15 Further advancing in sustainable business SUSTAINABLE BUSINESS (€ BILLION, ACCUMULATED DATA SINCE 2018) BY SEGMENT €71 Bn (€ BN) channeled in 9M24 Current target (2022) €276 Bn 300 €Bn YoY g rowth Channeled since 2018 71 +44% Revised target 9.3 Retail +41% (2021) 49 200 €Bn 6.6 Enterprises 23.8 +55% Initial target 15.3 (2018) 100 €Bn 27.2 37.4 CIB +38% 2018 2019 2020 2021 2022 2023 2024 2025 9M23 9M24 Note: Sustainable business channeling is considered to be any mobilization of financial flows, cumulatively, in relation with activities, clients or products considered to be sustainable or promoting sustainability in accordance with internal standards and market standards, existing regulations and best practices. The foregoing is understood without prejudice to the fact that said mobilization, both at an initial stage or at a later time, may not be registered on the balance sheet. To determine the financial flows channeled to sustainable business, internal criteria is used based on both internal and external information. It includes FMBBVA within retail segments.

3Q24 Earnings 16 We will clearly outperform our ambitious 2021-2024 goals COST-TO-INCOME ROTE1 TBV + DIVIDENDS (%) (%, ANNUALIZED) (€/SHARE, %) CAGR 2021-9M24 2021-24 CAGR 9M 9M 9M NEW TARGET CUSTOMERS2 SUSTAINABLE BUSINESS (MILLION CUMULATIVE) (€ BILLION, CUMULATIVE SINCE 2018) GOAL ACT UAL Current target Revised target Original target 9M 9M (1) Excluding discontinued operations and non-recurring results. (2) Target customers refers to those customers in which the bank wants to grow and retain, as they are considered valuable due to their assets, liabilities and/or transactionality with BBVA.

BBVA 3Q24 Earnings 17 Business SPAIN Areas MEXICO TURKEY SOUTH AMERICA

3Q24 Earnings 18

Spain

PROFIT & LOSS (€M)

	3Q24	Δ (%) vs. 3Q23	Δ (%) vs. 2Q24	9M24	Δ (%) vs. 9M23
Net Interest Income	1,620	7.3	0.5	4,831	19.2
Net Fees and Commissions	566	11.1	-2.1	1,711	6.7
Net Trading Income	209	130.1	37.4	567	83.7
Other Income & Expenses	82	-10.8	-32.0	-6	-95.4
Gross Income	**2,477**	**12.5**	**0.5**	**7,103**	**21.8**
Operating Expenses	-825	4.0	0.9	-2,461	5.2
Operating Income	**1,652**	**17.3**	**0.3**	**4,642**	**32.8**
Impairment on Financial Assets	-171	4.0	0.3	-506	25.0
Provisions and Other Gains and Losses	-37	61.7	84.4	-89	19.7
Income Before Tax	**1,444**	**18.2**	**-0.8**	**4,047**	**34.2**
Income Tax	-367	5.3	-5.5	-1,179	26.8
Net Attributable Profit (reported)	**1,076**	**23.4**	**0.9**	**2,866**	**37.6**

ACTIVITY (SEP-24)



€Bn
172.8
YoY
+1.5%
Mortgages 66.7 +1.2%
Consumer + Credit Cards 18.0 +4.6%
Very small businesses 15.4 +0.7%
Mid-size companies 23.9 +5.1%
Corporate + CIB 25.3 -0.7%
Public sector 13.7 -1.6%
Others 9.7 +0.8%
Lending¹
€Bn
324.9
YoY
+6.3%
Demand Deposits 189.3 +1.1%
Time Deposits 29.8 +17.2%
Off-BS Funds 105.8 +13.7%
Cust.Funds¹

(1) Performing loans and Cust.Funds under management, excluding repos.

KEY RATIOS

CUSTOMER SPREAD (%)



Yield on loans 4.01 4.30 4.25
Customer spread 3.33 3.44 3.39
Cost of deposits 0.68 0.87 0.86
3Q23 2Q24 3Q24

ASSET QUALITY RATIOS (%)



Coverage 55 54 56
NPL Ratio 3.97 3.93 3.92
CoR (YtD) 0.31 0.38 0.38
3Q23 2Q24 3Q24

- **Robust loan growth with focus on consumer and mid-size companies,** on the back of higher new origination flows across the board in 9M24.
- **Positive NII evolution** supported by activity and disciplined price management. Customer spread broadly flat QoQ.
- **Solid fees** driven by asset management, insurance and CIB.
- **Contained expenses growth**, with further improvement of the efficiency ratio to 34.6% in 9M24.
- **Stable asset quality metrics in 3Q.**

3Q24 Earnings 19

Mexico

PROFIT & LOSS (CONSTANT €M)

	3Q24	Δ Constant (%) vs. 3Q23	Δ Constant (%) vs. 2Q24	9M24	Δ Current (%) vs. 9M23	Δ Constant (%) vs. 9M23
Net Interest Income	3,035	8.3	6.2	8,762	7.3	7.3
Net Fees and Commissions	628	6.6	4.0	1,846	13.6	13.5
Net Trading Income	225	254.2	27.2	606	57.8	57.8
Other Income & Expenses	162	36.3	3.6	427	42.0	42.0
Gross Income	**4,051**	**13.3**	**6.7**	**11,641**	**11.1**	**11.1**
Operating Expenses	-1,176	8.2	1.0	-3,482	8.9	8.9
Operating Income	**2,875**	**15.6**	**9.2**	**8,160**	**12.1**	**12.1**
Impairment on Financial Assets	-866	29.5	12.4	-2,356	29.0	28.9
Provisions and Other Gains and Losses	-22	274.0	316.6	-39	n.s.	n.s.
Income Before Tax	**1,987**	**9.6**	**7.0**	**5,765**	**5.8**	**5.8**
Income Tax	-535	8.4	8.7	-1,571	6.3	6.3
Net Attributable Profit (reported)	**1,451**	**10.0**	**6.4**	**4,193**	**5.6**	**5.6**

ACTIVITY (SEP-24)

(CONSTANT €)


€Bn
YoY
82.4
+12.3%
Mortgages
16.0
+9.3%
Consumer
13.0
+16.6%
Credit Cards
8.4
+14.6%
SMEs
6.0
+18.6%
Other Commercial
32.4
+11.7%
Public sector
6.7
+7.5%
Lending[1]
€Bn
YoY
133.5
+15.4%
Demand Deposits
66.0
+10.3%
Time Deposits
11.8
+3.5%
Off-BS Funds
55.7
+25.4%
Cust.Funds[1]

(1) Performing loans and Cust.Funds under management, excluding repos, according to local GAAP.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans
14.55
14.43
14.34
Customer spread
11.94
11.67
11.59
Cost of deposits
2.61
2.75
2.75
3Q23
2Q24
3Q24

ASSET QUALITY RATIOS (%)


Coverage
127
120
121
NPL Ratio
2.55
2.62
2.72
CoR (YtD)
2.94
3.34
3.43
3Q23
2Q24
3Q24

- **Strong loan growth** across the board (+2.9% QoQ). Sound lending momentum in retail, driven by Consumer (+4.5% QoQ) and SMEs (+6.3% QoQ).
- **Outstanding core revenues** (+5.8% QoQ), levered on activity growth and effective price management, with higher customer spread in MXN in the quarter (+7 bps QoQ).
- **Expenses growth continued to decelerate**.
- Remarkable **Cost to Income ratio at 29.9%** 9M24.
- **CoR at 343 bps YtD,** including provisioning needs related to the updated macro scenario adjustment under IFRS 9 models (319 pbs YTD ex-macro adjustment).

3Q24 Earnings 20 Turkey PROFIT & LOSS (CURRENT €M) ACTIVITY (SEP-24) Î” Current (%) Î” Current (%) (CONSTANT €; BANK ONLY) €Bn YoY1 3Q24 9M24 FC -3.0% vs 3Q23 vs 2Q24 vs. 9M23 €Bn 1 Time -35.2 Net Interest Income 320 -46.7 -2.2 925 -41.5 YoY % Net Fees and Commissions 499 44.9 3.6 1,404 122.9 Net Trading Income 235 -41.9 -17.8 836 4.8 FC +17.3% Demand +2.0% Other Income & Expenses -109 -79.1 8.3 -328 -53.1 Of which: +47. TL 0% TL +44.4% Net Monetary Position (NMP) loss -284 -74.0 -17.3 -1,179 -35.2 CPI linkers revenues 212 -63.0 -19.9 916 -13.6 Commercial +2 4.4% Gross Income 946 13.8 -4.9 2,838 22.8 Time Operating Expenses -471 3.4 1.4 -1,380 31.7 +48.4% Operating Income 475 26.5 -10.5 1,458 15.4 Impairment on Financial Assets -181 n.s. 136.9 -333 295.0 Provisions and Other Gains and Losses 16 n.s. -65.9 98 n.s. Retail +63.5% Demand +28.6% Income Before Tax 310 2.9 -38.1 1,223 12.5 Income Tax -211 -56.8 -17.3 -709 7.8 Lending2 Cust.Funds2 Non-controlling Interest -17 n.s. -56.1 -81 26.6 (1) FC (foreign currency) evolution excluding FX impact. Net Attributable Profit (reported) 82 n.s. -60.4 433 18.5 (2) Performing loans and deposits under management, excluding repos, according to local GAAP. KEY RATIOS â–° TL loans slightly decline in real terms in 3Q. FC loan book growth focused on export loans. CUSTOMER SPREAD (%) ASSET QUALITY RATIOS (%) â–° NII remained under pressure due to high funding costs in TL. Coverage Fees continue to FC â–° grow, mainly due to higher payment fees, while NTI decreases QoQ, remaining at a strong level. NPL Ratio â–° Significantly lower hyperinflation adjustment YoY, thanks to the slowdown in the inflation rate. â–° Asset quality normalisation in line with expectations, due to TL CoR (YtD) higher net NPL entries in retail. Note: Inflation rate: 8.9% in 3Q24 vs 8.4% in 2Q24 and 49.4% YoY in Sep’24. 3Q23 2Q24 3Q24 3Q23 2Q24 3Q24

3Q24 Earnings 21

South America

NET ATTRIBUTABLE PROFIT (CURRENT €M)

	3Q24	Δ Current (%) vs. 3Q23	Δ Current (%) vs. 2Q24	9M24	Δ Current (%) vs. 9M23
Colombia	34	85.9	-6.4	91	-18.9
Peru	63	47.3	-7.3	173	14.2
Argentina	35	-3.4	-48.7	138	2.4
Other [1]	22	-107.7	-26.1	69	-22.3
South America	**155**	**22.2**	**-21.5**	**471**	**-3.4**

(1) Other includes BBVA Forum (Chile), Venezuela and Uruguay.

KEY RATIOS

CUSTOMER SPREAD (%)



4.50
5.39
5.42
6.76
7.19
6.98
11.83
30.56
18.35
3Q23
2Q24
3Q24

COST OF RISK (YTD, %)



1.97
2.83
2.85
2.79
3.49
2.92
3.60
4.29
3.88
3Q23
2Q24
3Q24

ACTIVITY (SEP-24)

(CONSTANT €)



€Bn
YoY
42.5
+13.7%
Colombia
15.4
+0.8%
Peru
17.6
+5.7%
Argentina
4.9
+283.1%
Other
4.6
+10.1%
Lending[1]



€Bn
53.3
YoY
+26.2%
Colombia
19.1
+7.7%
Peru
20.3
+13.6%
Argentina
10.1
+215.7%
Other
3.8
+11.3%
Cust.Funds[1]

(1) Performing loans and Cust.Funds under management, excluding repos.

- **Colombia: stable NAP in the quarter** (constant €). **Pre-provision profit growth is offset by higher impairments**, aligned with the economic cycle and still high interest rates
- **Peru: NAP growth** in 9M24 driven by **strong operating income** (+13.4% YoY constant €). **Improving risk metrics:** impairments decrease in 3Q and CoR declines to 292 bps YtD.
- **Argentina: NAP at 138 Mn€** in 9M24, fairly stable YoY (current €). The QoQ evolution is strongly affected by the NII decline, in a context of lower rates, partially offset by a lower hyperinflation adjustment.

Note: Inflation rate ARG: 12.2% 3Q24 vs 18.6% in 2Q24 and 101.6% in 9M24 (vs 103.0% 9M23)

3Q24 Earnings 22 We are optimistic going forward HEALTHY LOAN GROWTH MANAGED STRUCTURAL RISKS TOTAL LOAN GROWTH LOAN MARKET SHARE PROACTIVE HEDGING POLICIES (YOY SEP-24 CONSTANT €) (AUG-24, YOY INCREASE) NII SENSITIVITY 4% vs. >10% in 4Q22 +1.5% 13.9% +35 bps +12.3% 25.1% +51 bps NII SENSITIVITY 2.5% vs. 3.7% in 4Q22 FX HEDGING: P&L 60%-70% CAPITAL c.65% SEP-24 (October-24) COST OF RISK STABILISING TURKEY ON THE RECOVERY PATH BBVA GROUP COST OF RISK INFLATION (END OF PERIOD) 65% 43% 25% 2023 2024E 2025E

3Q24 Earnings 23 Takeaways BBVA once again Industry leading We will clearly reports a very outperform our strong quarter ambitious 2021-24 goals Outstanding shareholder value creation and profitability metrics Excellent core revenues evolution on the back of activity growth with fee income clearly outperforming Sabadell VTO: Pending final regulatory approvals; Value creation to all stakeholders

3Q24 Earnings 24 Annex 01 Net Attributable Profit evolution 02 Gross Income breakdown 03 P&L Accounts by business unit 04 Customer spread by country Stages breakdown by business 05 area 06 ALCO portfolio, NII sensitivity and LCRs & NSFRs CET1 Sensitivity to market 07 impacts CET1 evolution YtD & RWAs by 08 business area Book Value of the main 09 subsidiaries TBV per share & dividends 10 evolution 11 MREL 12 Digital metrics

3Q24 Earnings 25 01 Net Attributable Profit evolution

3Q24 Earnings 26 Net Attributable Profit evolution Business Areas Contribution to Group’s NAP 3Q24 YoY growth NET ATTRIBUTABLE PROFIT (BUSINESS AREAS CONTRIBUTION TO 3Q24 YOY GROWTH; CURRENT €M) +26% 3Q23 Spain Mexico Turkey South Rest of Corporate 3Q24 America Business Center NAP 3Q24 (€M) 1,076 1,335 82 155 167 -187 NAP growth (YoY) +23% -2% n.s. +22% +50% -20%

3Q24 Earnings 27 Business Areas Contribution to Group’s NAP 9M24 YoY growth NET ATTRIBUTABLE PROFIT (BUSINESS AREAS CONTRIBUTION TO 9M24 YOY GROWTH; CURRENT €M) +28% 9M23 Spain Mexico Turkey South Rest of Corporate 9M24 America Business Center NAP 9M24 (€M) 2,866 4.193 433 471 402 -744 NAP growth (YoY) +38% +6% +19% -3% +23% -42% 3Q24 Earnings 28 Gross Income breakdown

3Q24 Earnings 28 02 Gross Income brekdown

3Q24 Earnings 29 Gross Income breakdown 9M24 (€M, %) Rest of business 1,048 €M Spain South America 4% 7,103€M 3,865 €M 14% 27% Turkey 11% 2,838 €M 44% Mexic o 11,641 €M

3Q24 Earnings 30 03 P&L A ccounts by business unit P&L Accounts by business unit Rest of Business Corporate Center Turkey (hyperinflation adjustment) Argentina (including hyperinflation adjustment) Colombia Peru

3Q24 E arnings 31 Rest of Business—Profit & Loss PROFIT & LOSS (€M) Î” (%) Î” (%) 3Q24 vs 3Q23 vs 2Q24 9M24 vs 9M23 Net Interest Income 188 29.6 6.1 523 29.1 Net Fees and Commissions 81 36.2 14.9 219 14.1 Net Trading Income 100 29.4 8.3 304 21.3 Other Income & Expenses -1 n.s. n.s. 1 -64.7 Gross Income 369 29.0 7.8 1,048 23.0 Operating Expenses -174 17.3 6.2 -498 18.4 Operating Income 195 41.6 9.3 550 27.5 Impairment on Financial Assets 10 n.s. n.s. -36 48.2 Provisions and Other Gains and Losses 0 -98.6 n.s. -3 n.s. Income Before Tax 205 46.1 40.6 511 22.5 Income Tax -38 30.4 21.7 -109 20.9 Net Attributable Profit 167 50.2 45.7 402 22.9

3Q24 Earnings 32 Corporate Center—Profit & Loss PROFIT & LOSS (€M) (%) (%) 3Q24 vs 3Q23 vs 2Q24 9M24 vs 9M23 Net Interest Income -158 40.2 26.2 -359 41.8 Net Fees and Commissions -12 18.8 -37.1 -36 -9.8 Net Trading Income 133 n.s. -35.1 68 n.s. Other Income & Expenses 5 n.s. n.s. -6 n.s. Gross Income -33 -85.5 n.s. -332 -64.7 Operating Expenses -206 13.7 9.7 -561 2.4 Operating Income -239 -41.4 66.4 -893 -40.1 Impairment on Financial Assets 0 -89.9 -56.3 1 28.3 Provisions and Other Gains and Losses 2 n.s. -82.8 50 n.s. Income Before Tax -237 -42.8 79.8 -842 -43.5 Income Tax 46 -75.5 n.s. 97 -54.4 Non-controlling Interest 4 n.s. 45.9 1 -72.5 Net Attributable Profit -187 -20.3 -9.7 -744 -41.6

3Q24 Earnings 33 Turkey—hyperinflation adjustment PROFIT & LOSS (€M) 9M24 9M24 Hyperinflation (reported) (1) adjustment (2) Ex.Hyperinflation Net Interest Income 925 23 903 Net Fees and Commissions 1,404 29 1,375 Net Trading Income 836 27 809 Other Income & Expenses -328 -1,398 1,071 Gross Income 2,838 -1,320 4,158 Operating Expenses -1,380 -102 -1,278 Operating Income 1,458 -1,422 2,880 Impairment on Financial Assets -333 -2 -331 Provisions and Other Gains and Losses 98 52 46 Income Before Tax 1,223 -1,372 2,595 Income Tax -709 13 -722 Non-controlling Interest -81 191 -273 Net Attributable Profit 433 -1,167 1,601 (1) 9M24 reported figures calculated according to end of period FX. (2) Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average.

3Q24 Earnings 34 Argentina—Profit & Loss, hyperinflation adjustment PROFIT & LOSS (€M) Î” (%) 9M24 9M24 Hyperinflation 3Q24 vs 3Q23 vs 2Q24 (reported) (1) adjustment (2) Ex.Hyperinflation Net Interest Income 431 -41.2 -46.4 2,098 227 1,871 Net Fees and Commissions 69 59.7 -1.2 196 13 183 Net Trading Income 64 18.9 -22.5 271 84 187 Other Income & Expenses -217 -55.5 -54.5 -1,423 -1,199 -223 Gross Income 347 1.1 -27.7 1,142 -875 2,017 Operating Expenses -214 -11.3 -16.1 -672 -77 -594 Operating Income 134 30.3 -40.8 470 -953 1,423 Impairment on Financial Assets -62 56.5 -28.5 -194 -14 -180 Provisions and Other Gains and Losses -5 n.s. n.s. -31 -10 -21 Income Before Tax 66 6.6 -54.9 245 -976 1,222 Income Tax -12 93.7 -68.9 -27 402 -429 Non-controlling Interest -18 -3.2 -51.8 -80 188 -268 Net Attributable Profit 35 -3.4 -48.7 138 -386 525 (1) 9M24 reported figures calculated according to end of period FX. (2) Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average.

3Q24 Earnings 35 Colombia—Profit & Loss PROFIT & LOSS (€M CONSTANT) Î” (%) Î” (%) 3Q24 vs 3Q23 vs 2Q24 9M24 vs 9M23 Net Interest Income 245 17.3 -3.5 736 20.6 Net Fees and Commissions 28 -0.1 -15.1 90 -2.1 Net Trading Income 38 n.s. 64.9 86 31.0 Other Income & Expenses -1 -87.8 -67.2 -7 -38.5 Gross Income 310 37.9 1.1 904 19.6 Operating Expenses -131 4.8 -2.6 -408 11.5 Operating Income 180 79.1 4.0 496 27.3 Impairment on Financial Assets -127 34.1 5.7 -373 49.0 Provisions and Other Gains and Losses -2 n.s. n.s. -3 n.s. Income Before Tax 50 n.s. -3.1 120 -18.4 Income Tax -15 n.s. -8.4 -29 -1.7 Non-controlling Interest 0 n.s. 26.6 0 -97.1 Net Attributable Profit 36 116.8 -1.0 91 -26.6

3Q24 Earnings 36 Peru—Profit & Loss PROFIT & LOSS (€M CONSTANT) (%) (%) 3Q24 vs 3Q23 vs 2Q24 9M24 vs 9M23 Net Interest Income 345 4.0 -2.9 1,052 10.4 Net Fees and Commissions 72 7.8 -9.3 232 8.1 Net Trading Income 49 -0.3 -36.2 164 15.4 Other Income & Expenses -11 8.0 42.0 -29 -10.2 Gross Income 455 4.0 -9.7 1,418 11.1 Operating Expenses -169 4.5 3.6 -506 7.2 Operating Income 286 3.8 -16.0 912 13.4 Impairment on Financial Assets -87 -47.7 -47.5 -408 9.7 Provisions and Other Gains and Losses -29 n.s. n.s. -22 n.s. Income Before Tax 170 46.5 -10.7 482 9.8 Income Tax -36 43.2 -24.5 -112 0.7 Non-controlling Interest -71 43.2 -6.8 -197 10.9

3Q24 Earnings 37 BBVA 04 Customer Spread by country Net Attributable Profit 63 52.5 -5.4 173 15.3 Customer Spread by country

3Q24 Earnings 38 Customer spreads: quarterly evolution AVERAGE 3Q23 4Q23 1Q24 2Q24 3Q24 3Q23 4Q23 1Q24 2Q24 3Q24 Spain 3.33% 3.42% 3.44% 3.44% 3.39% Turkey TL 0.51% 0.38% -0.74% -0.02% -0.33% Yield on Loans 4.01% 4.28% 4.35% 4.30% 4.25% Yield on Loans 20.20% 28.49% 33.02% 36.86% 38.47% Cost of Deposits -0.68% -0.86% -0.91% -0.87% -0.86% Cost of Deposits -19.69% -28.10% -33.76% -36.88% -38.80% Mexico MXN 12.70% 12.44% 12.47% 12.41% 12.48% Turkey FC1 9.32% 9.38% 9.28% 9.16% 8.84% Yield on Loans 15.63% 15.53% 15.62% 15.44% 15.50% Yield on Loans 9.53% 9.55% 9.44% 9.32% 9.00% Cost of Deposits -2.93% -3.09% -3.15% -3.03% -3.02% Cost of Deposits -0.21% -0.17% -0.16% -0.16% -0.16% Mexico FC1 6.52% 6.55% 6.44% 6.48% 6.12% Argentina 11.83% 26.70% 34.13% 30.56% 18.35% Yield on Loans 6.96% 7.17% 7.19% 7.24% 7.22% Yield on Loans 61.62% 73.33% 74.90% 52.35% 35.14% Cost of Deposits -0.45% -0.62% -0.74% -0.76% -1.10% Cost of Deposits -49.79% -46.63% -40.77% -21.79% -16.80% Colombia 4.50% 4.74% 5.10% 5.39% 5.42% Yield on Loans 13.87% 14.00% 13.75% 13.40% 12.99% Cost of Deposits -9.37% -9.26% -8.65% -8.01% -7.57% Peru 6.76% 6.81% 7.18% 7.19% 6.98% Yield on Loans 9.38% 9.45% 9.52% 9.33% 9.23% Cost of Deposits -2.62% -2.64% -2.34% -2.14% -2.25% (1) FC: Foreign

3Q24 Earnings 39 Customer spreads: YtD evolution AVERAGE 9M23 9M24 9M23 9M24 Spain 3.06% 3.42% Turkey TL 1.41% -0.34% Yield on Loans 3.59% 4.30% Yield on Loans 18.00% 36.29% Cost of Deposits -0.53% -0.88% Cost of Deposits -16.59% -36.64% Mexico MXN 12.66% 12.45% Turkey FC1 8.86% 9.08% Yield on Loans 15.44% 15.52% Yield on Loans 9.12% 9.24% Cost of Deposits -2.78% -3.07% Cost of Deposits -0.26% -0.16% Mexico FC1 6.24% 6.34% Argentina 14.52% 24.99% Yield on Loans 6.60% 7.22% Yield on Loans 56.26% 49.79% Cost of Deposits -0.36% -0.88% Cost of Deposits -41.74% -24.80% Colombia 4.27% 5.31% Yield on Loans 13.38% 13.38% Cost of Deposits -9.10% -8.07% Peru 6.48% 7.12% Yield on Loans 8.86% 9.36% Cost of Deposits -2.38% -2.24% FC: Foreign Currency.

3Q24 Earnings 40 BBVA 05 Stages breakdown by business areas

3Q24 Earnings 41 Stages breakdown by business areas 3Q24 Earnings 41 Stages breakdown by business areas CREDIT RISK BUSINESS BREAKDOWN BY AREA (SEP-24, € M) Gross Accumulated Gross Accumulated Gross Accumulated BBVA GROUP Exposure impairments SPAIN Exposure impairments MEXICO Exposure impairments Stage 1 407,658 2,083 Stage 1 174,455 462 Stage 1 79,620 1,067 Stage 2 38,423 1,824 Stage 2 20,742 614 Stage 2 6,345 561 Stage 3 15,327 7,550 Stage 3 7,964 3,380 Stage 3 2,403 1,280 Gross Accumulated SOUTH Gross Accumulated TURKEY Exposure impairments AMERICA Exposure impairments Stage 1 52,455 215 Stage 1 41,427 289 Stage 2 4,313 332 Stage 2 5,130 287 Stage 3 2,134 1,301 Stage 3 2,449 1,385 Gross Accumulated Gross Accumulated Gross Accumulated COLOMBIA Exposure impairments PERU Exposure impairments ARGENTINA Exposure impairments Stage 1 14,500 80 Stage 1 17,696 146 Stage 1 4,770 30 Stage 2 1,516 104 Stage 2 3,012 146 Stage 2 269 10 Stage 3 972 598 Stage 3 1,222 625 Stage 3 79 56

3Q24 Earnings 42 BBVA 06 ALCO Portfolio, Nill Sensitivity and LCRs & NSFRs ALCO Portfolio, NII Sensitivity and LCRs & NSFRs

3Q24 Earnings 43 ALCO Portfolio ALCO PORTFOLIO BREAKDOWN BY REGION (€ BN) Amor t Cost Fair Value (HTC) (HTC&S) (duration Sep-24 (€ BN) (€BN) incl. hedges) South America 0.3 6.1 1.4 years Turkey 6.5 2.5 4.1 years Mexico 4.5 10.2 2.8 years Euro 35.1 11.1 2.4 years (1) Spain 29.3 4.8 Italy 2.9 4.1 Rest 2.9 2.2 (1) Figures exclude SAREB senior bonds (€3.9bn as of Sep-23, €3.8bn as of Jun-24 and Sep-24) EURO ALCO PORTFOLIO MATURITY PROFILE EURO ALCO YIELD (€ BN) (Sep-24, %) 3 .1%

3Q24 Earnings 44 NII sensitivity to interest rates movements ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS (TO +/-100 BPS INTEREST RATES MOVEMENT, %) + -4% + -2.5% EURO BALANCE MEXICO SHEET Note: NII sensitivities to parallel interest rates movements as of Sep’24 for Euro balance sheet and Aug’24 for Mexico, using our dynamic internal model. Mexico NII sensitivity for +/-100 bps breakdown: MXN sensitivity c.+/-1.6%; USD sensitivity +/-0.9%.

3Q24 Earnings 45 Liquidity and funding ratios BBVA GROUP AND SUBSIDIARIES LCR & NSFR (SEP-24) LCR NSFR Loan To Total Group 184% / 150%1 130% Deposit BBVA, S.A. 180% 122% 87% Mexico 154% 130% 105% 2 167 Turkey % 157% 81% S. America 100% 00% 92% All countries (1) Using a more restrictive criterion on this ratio (limiting the LCRs of all of BBVA, S.A.’s subsidiaries to 100%), the resulting consolidated ratio reaches 150%. (2) Bank-only. Both LCR and NSFR significantly above the 100% requirements at a Group level and in all banking subsidiaries

3Q24 Earnings 46 3Q24 Earnings 07 CET 1 Sensitivity to market impacts CET1 Sensitivity to market impacts

3Q24 Earnings 47 CET1 Sensitivity to Market Impacts1 TO A 10% CURRENCY DEPRECIATION2 TO A 10% DECLINE IN TELEFONICA’S (OCT-24) SHARE PRICE -9 (SEP-24) MXN bps TRY -4bps -2 bps USD +18bps TO +100 BPS MOVEMENT IN THE TO +100 BPS MOVEMENT IN THE MEXICAN SOVEREIGN BOND SPANISH SOVEREIGN BOND (SEP-24) (SEP-24) -6 bps -10 bps (1) CET1 sensitivity considering the FL capital ratio as of September 30th, 2024 (2) This sensitivity does not include the cost of capital hedges, which are currently estimated at 3 bps per quarter for MXN and 3 bps per quarter for TRY.

3Q24 Earnings 48 08 CET1 evolutin ytD & RWA by business area

3Q24 Earnings 49 CET1 evolution YtD & RWAs by business area 3Q24 Earnings 49 Capital YtD evolution CET1 RATIO – BBVA GROUP YTD EVOLUTION (%, BPS) 1 1) Includes, among others, FX and mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results

3Q24 Earnings 50 Risk-weighted assets by business area Fully-Loaded RWAs Î” (%) Breakdown by business area (€M) Sep-23 Jun-24 Sep-24 vs. Sep-23 vs. Jun-24 Spain 117,109 121,668 123,356 5.3% 1.4% Mexico 88,290 94,157 87,381 -1.0% -7.2% Turkey 53,056 62,037 61,394 15.7% -1.0% South America 50,255 52,338 52,612 4.7% 0.5% Argentina 6,678 7,644 8,742 30.9% 14.4% Chile 2,176 1,971 2,118 -2.7% 7.5% Colombia 18,616 19,100 18,411 -1.1% -3.6% Peru 19,436 19,586 19,527 0.5% -0.3% Others 3,349 4,036 3,813 13.9% -5.5% Rest of business 35,087 39,434 40,969 16.8% 3.9% Corporate Center 14,177 13,545 13,808 -2.6% 1.9% BBVA Group 357,972 383,179 379,519 6.0% -1.0%

3Q24 Earnings 51 09 Book Value of the main subsidiaries

3Q24 Earnings 52 Book Value of the main subsidiaries 3Q24 Earnings 52 Book Value of the main subsidiaries1,2 € BN; SEP-24 Î” (%) QoQ Mexico 18.7 -3.4% Turkey 7.2 -0.8% Colombia 1.9 -1.2% Argentina 1.5 +2.1% Peru 1.5 +5.2% Uruguay 0.3 -2.8% Chile 0.3 +3.0% Venezuela 0.1 -6.3% (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associated to each subsidiary has been deducted from its Book Value (2) Turkey includes Garanti BBVA subsidiaries

3Q24 Earnings 53 10 TBV per share & dividends evolutin TBV per share & dividends evolution

3Q24 Earnings 54 Shareholders’ returns: TBV per share & dividends evolution TBV PER SHARE & DIVIDENDS (€ PER SHARE(1)) TBV Dividends +16% (2) (2) (2) (1) Total number of shares considered: 5,752m as of September-24 and June-24; 5,751m as of March-24 post-SBB execution, 5,834m as of December-23 and 5,835m as of September-23. (2) April 2024 dividend per share paid (0.39€) and October 2024 dividend per share paid (0.29€)

3Q24 Earnings 55 BBVA 11 MREL

MREL 3Q24 Earnings 56 Sound MREL position POSITION AS OF SEP-24 (% RWA1) MREL REQUIREMENT + CBR SUBORDINATION REQUIREMENT + CBR 28.82% 22.88% 26.44% CBR: 3.65% 3 .15 17% 3 CBR: 3.65% MREL 22.79% S ubordination 13.50% 2 2 M-MDA Buffer 238 bps (5.2€bn) Subordination Buffer 573 bps (12.4€bn) Note: Preliminary Data. (1) Position as of September 2024 as % LRE: MREL 11.47% (vs 8.48% Requirement); Subordination 9.10% (vs 5.78% Requirement). (2) Own funds and eligible liabilities to meet both MREL in RWAs or subordination requirement in RWAs, as applicable, and the combined capital buffer requirement, which would be 3.65%, without prejudice to any other buffer that may apply at any time. Last MREL Requirement was received on March 27th, 2024. M-MDA buffer stands at 299bps (€16.3bn) in LRE. (3) Includes the update of the CCyB calculated on the basis of exposures as of Jun’24

3Q24 Earnings 57 c.80% of MREL eligible with subordination or to SNP 3Q24 12 Digital metrics

3Q24 Earnings 58 Digital metrics 3Q24 Earnings 58 Digital metrics mobile customers & digital sales MOBILE CUSTOMERS DIGITAL SALES—UNITS (MILLION CUSTOMERS, %) % OF TOTAL SALES YTD, # OF TRANSACTIONS) +24% DIGITAL SALES—PRV2 % OF TOTAL SALES YTD, PRV) CUSTOMER PENETRATION RATE1 68.2% 71.6% 74.1% (1) Mobile over active customers. (2) Product Relative Value as a proxy of lifetime economic representation of units sold.

BBVA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: October 31, 2024
By: /s/ MªÁngeles Peláez Morón

Name: MªÁngeles Peláez Morón

Title: Head of Accounting & Regulatory Reporting